

SEC MISSION

07006039

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 1 2007 WASHINGTON, DC

SEC FILE NUMBER
8-53212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~IXIS~~ NATIXIS Derivatives, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Papatsos (201)-761-6508
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if *individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



AFFIRMATION

I, Luc de Clapiers, and I, John Papatsos, affirm that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **IXIS Derivatives, Inc.** as of **December 31, 2006**, are true and correct. We further affirm that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and Chief Executive Officer

Title

Signature

Financial Principal

Title

Notary Public

ANNE J. EQUALE
Notary Public, State of New York
No. 41-4706916
Qualified In Queens County
Commission Expires 2/28/10



IXIS Derivatives Inc.

(A wholly owned subsidiary of IXIS Capital Markets North America Inc.)

Statement of Financial Condition
December 31, 2006
(Available for public inspection)

IXIS Derivatives Inc.
Table of Contents
December 31, 2006

Page(s)

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–13



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
IXIS Derivatives Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IXIS Derivatives Inc. (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2007

IXIS Derivatives Inc.
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	8,181,099
Short term deposits		163,744,488
Securities borrowed		370,961,055
Securities owned, at fair value (includes $40,955,000 of pledged securities at fair value)		249,286,550
Derivative contracts, unrealized gains at fair value		843,988,876
Due from broker-dealer and clearing corporation		1,259,519
Accrued interest receivable		190,454
Receivables from counterparties		31,793,842
Other assets		321,697
Total assets	$	1,669,727,580
Liabilities and Stockholder's Equity		
Liabilities		
Securities loaned	$	40,955,000
Derivative contracts, unrealized losses at fair value		416,300,660
Securities sold, but not yet purchased, at fair value		350,282,140
Due to affiliates, net		541,243,385
Accrued interest payable		318,302
Due to broker-dealers and clearing corporations		6,488,714
Other liabilities		121,495,147
Payable to counterparties		52,668,181
Liabilities subordinated to claims of general creditors		120,000,000
Total liabilities		1,649,751,529
Stockholder's equity		
Preferred stock, $0.01 par value, 1,000 shares authorized, no shares issued or outstanding		-
Common stock, $0.01 par value; 9,000 shares authorized, 300 shares issued and outstanding		3
Additional paid-in capital		30,812,530
Accumulated deficit		(10,836,482)
Total stockholder's equity		19,976,051
Total liabilities and stockholder's equity	$	1,669,727,580

The accompanying notes are an integral part of the statement of financial condition.

1. Business and Organization

IXIS Derivatives Inc. (the "Company"), a Delaware corporation is registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") derivatives dealer, as defined by SEC Rule 3b-13, whose business consists of eligible OTC derivative instruments, together with related cash management and portfolio management activities.

The Company is a wholly-owned subsidiary of IXIS Capital Markets North America Inc. ("Parent"), which is a wholly-owned subsidiary of IXIS North America Inc. ("IXIS NA"), the ultimate parent of the IXIS North America Group ("Group"). IXIS NA is a wholly owned subsidiary of IXIS Corporate and Investment Bank ("IXIS CIB"), an entity incorporated in Paris, France.

On June 12, 2006 Groupe Banque Populaire ("GBP") and Caisse Nationale des Caisses d'Epargne ("CNCE"), the parent of IXIS CIB, signed an agreement that sets out the terms and conditions of the creation of a new joint subsidiary, Natixis, an entity incorporated in Paris, France which brings together their corporate and investment banking businesses. In accordance with the terms of this agreement, on November 17, 2006 IXIS CIB and its subsidiaries, including the Company, were contributed to Natixis.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company considers highly liquid debt instruments purchased and not held for resale, with an original or remaining maturity of three months or less at the date of purchase, to be cash equivalents. At December 31, 2006, all cash and cash equivalents were held at major U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Securities owned and securities sold, but not yet purchased

The purchases and sales of securities owned and securities sold but not yet purchased are recorded on the trade date in the statement of financial condition.

Derivative contracts and other financial instruments transactions and valuation

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which the Company believes approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as securities loaned, customer and non-customer payables, liabilities subordinated to claims of general creditors and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Derivative instruments are accounted for as contractual commitments, carried at estimated fair value or amounts that approximate estimated fair value with gains and losses recorded in the statement of operations as a component of principal transactions, net. Derivative instrument transactions are recorded on trade date. Unrealized valuation gains and losses are reported as derivative contracts, assets and liabilities, in the statement of financial condition. Estimated fair value is based on listed market prices or third party broker-dealer price quotations. To the extent prices are not readily available, estimated fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. OTC derivative instruments are valued using pricing models that consider, among other factors, current and contractual market prices, time value and yield curves and/or volatility factors of the underlying positions, credit, liquidity and other factors, as well as applicable trigger events. Because of the inherent uncertainty of internal models or management's estimate of value, the estimated fair value derived may differ significantly from the estimated fair value that would have been used had a ready market existed. These differences could be material.

The Company has identified the valuation of financial instruments as a critical accounting policy due to the complex nature of certain of its products, the degree of judgment required to appropriately value these products and the impact of such valuation on the financial condition and earnings of the Company.

The Company's financial instruments, other than those financial instruments recorded at contracted amounts, can be aggregated in three categories:

(1) Financial Instruments with fair values based on quoted market prices or for which the Company has independent external valuations

The Company's valuation policy is to use quoted market prices from securities and derivatives exchanges where they are available and reliable. Financial instruments valued based on quoted market prices are primarily exchange-traded derivatives and listed equities.

(2) Financial instruments with fair value determined based on internally developed models or methodologies that employ data that are readily observable from objective sources

The second category consists of financial instruments for which the Company does not receive quoted prices; therefore, models or other methodologies are utilized to value these financial instruments. Such models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors and current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A degree of subjectivity is required to determine appropriate models or methodologies as well as appropriate underlying assumptions.

This subjectivity makes these valuations inherently less reliable than quoted market prices. Financial instruments in this category include non-exchange-traded derivatives such as certain equity option contracts, interest rate swaps and equity swaps.
Where the Company cannot verify all of the significant model inputs to observable market data and verify the model to market transactions, the Company values the contract at the transaction price at

inception and, consequently, records no day one gain or loss in accordance with Emerging Issues Task Force ("EITF") Issue No.02- 3, *"Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."*

(3) Financial instruments with fair value based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore engender judgment by the Company who, as a dealer in many of these instruments, has the appropriate knowledge to estimate data inputs that are less readily observable. For certain instruments, extrapolation or other methods are applied to observed market or other data to estimate assumptions that are not observable.

The Company engages in an ongoing internal review of its valuation practices. The Risk Control department performs an analysis of the Company's valuation practices, typically on a monthly basis or more frequently as necessary. This department is independent of the trading areas responsible for valuing the positions.

Typical approaches include valuation comparisons with external sources, comparisons with observed trading, comparisons of key model valuation inputs, independent trade modeling and a variety of other techniques.

Concentrations of credit risk
The Company clears its equity and listed option transactions through an unaffiliated prime broker. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, customers, other broker-dealers and depositories or banks, are unable to fulfill their contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis.

Securities borrowed and loaned
Securities borrowed represents collateral held at the clearing broker which is subject to margin and other requirements and may not be available for general use, except to close out open short positions. Securities loaned represent securities owned by the Company which it has pledged as collateral.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, when deemed appropriate.

Due from clearing corporation and due to broker-dealers and clearing corporations
The balance in due from clearing corporation and due to broker-dealers and clearing corporation represents the net margin amount due for settled and unsettled transactions and related activity.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax rates applicable to the periods in which the differences are expected to reverse.

The Company is included in the consolidated federal and combined state and local income tax returns filed by IXIS NA.

Interest income, interest expense and dividends
Interest income and interest expense are recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

The Company incurs interest on amounts due to affiliates and receives interest on amounts due from affiliates as applicable. Interest is earned or accrued based on 1 month LIBOR on the amounts due to and due from affiliates as of each month end.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates include the valuation of derivative financial instruments, securities owned and securities sold but not yet purchased.

3. Recent Accounting Pronouncements

EITF Issue No. 05-1, ***Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer's Exercise of a Call Option*** **("EITF 05-1")**

The Emerging Issues Task Force ("EITF") reached a consensus that the issuance of equity securities to settle a debt instrument that became convertible on the issuer's exercise of a call option should be accounted for as a conversion if the debt instrument contained a substantive conversion feature as of its issuance date. Absent a substantive conversion feature, it should be accounted for as a debt extinguishment. The consensus is effective for periods beginning after June 28, 2006, with early application permitted in periods for which financial statements have not yet been issued. Retrospective application to previously issued financial statements is not permitted.

The adoption of the EITF 05-1 did not have a material impact on the statement of financial condition of the Company.

EITF Issue No. 06-7, ***Issuer's Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities*** **("EITF 06-7")**

The EITF reached a consensus on the issue of how an issuer should account for a previously bifurcated conversion option in a convertible debt instrument if that conversion option no longer meets the bifurcation criteria in SFAS 133.

The EITF consensus was that the issuer should recognize any unamortized discount remaining at the date of conversion immediately as interest expense. If a convertible debt instrument with a conversion option for which the carrying amount has previously been reclassified to shareholders' equity pursuant to the guidance in this issue is extinguished for cash (or other assets) prior to its stated maturity date, the portion of the reacquisition price equal to the fair value of the conversion option at the date of the extinguishment should be allocated to equity and the remaining reacquisition price should be allocated to the extinguishment of the debt to determine the amount of gain or loss.

The adoption of the EITF 06-7 did not have a material impact on the statement of financial condition of the Company.

Statement of Financial Accounting Standards ("SFAS") No. 154, *Accounting Changes and Error Corrections* ("SFAS 154")

SFAS 154 replaces Accounting Principles Board Opinion No. 20, *Accounting Changes*, and SFAS No. 3, Reporting *Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting and reporting of a change in accounting principle.

SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change.

SFAS 154 which was adopted on January 1, 2006 did not have a material effect on the statement of financial condition of the Company.

Statement of Financial Accounting Standards No. 155, *Accounting for Certain Hybrid Financial Instruments* ("SFAS 155")

SFAS 155 is an amendment of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. SFAS 155 permits companies to elect, on a deal by deal basis, to apply a fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, however it may be adopted at the beginning of year 2006. SFAS 155, which was adopted on January 1, 2006 did not have a material effect on the statement of financial condition of the Company.

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157")

SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 also nullified the consensus reached in name of EITF No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") which prohibited the recognition of day one gain or loss on derivative contracts and hybrid instruments measured at fair value when the Company cannot verify all of the significant model inputs to observable market data and market transactions.

SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique such as pricing model and/or the risks inherent in the inputs to the model if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of "block discounts' for large holding of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. The adoption of SFAS 157, which is effective for fiscal years beginning after November 15, 2007, is not expected to have a material effect on the statement of financial condition of the Company.

Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS 159")

SFAS 159, which was issued in February 2007, permits entities to choose at specified elections dates, to measure eligible items (as defined by SFAS 159) at fair value (the "fair value option"). Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. Upfront costs and fees related to items for which the fair value option is elected, shall be recognized in earnings as incurred and not deferred. The decision about whether to elect fair value option is applied on an instrument by instrument basis, is irrevocable and is applied to the entire instrument. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating what impact, if any the adoption of SFAS 159 will have on its statement of financial condition.

FASB Staff Position ("FSP") FIN No. 46-R-6, *Determining the Variability to be Considered in Applying FASB Interpretation No. 46R.* ("FIN 46R-6")

FIN 46R-6 addresses how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN46R"). The variability to be considered in applying FIN 46R shall be based on an analysis of the design of the entity which determines the nature of the risks of the entity, the purpose for which the entity was created and the variability the entity is designed to create and pass along to its interest holders. FIN 46R-6 became applicable to all VIEs with which the Company first becomes involved and to all entities previously required to be analyzed under FIN 46R when a reconsideration event has occurred beginning after June 15, 2006.

The application of FIN 46R-6 did not have a material effect on the statement of financial condition of the Company.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48")

FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect FIN 48 to have a material effect on the statement of financial condition.

4. Derivative contracts

In the normal course of business, the Company enters into transactions involving derivatives and other financial instruments with off-balance sheet risk including interest rate swaps, equity swaps and options and futures. These financial instruments are held for proprietary trading purposes and to manage the Company's own exposure to market and interest rate risk.

Futures contracts are standardized exchange-traded agreements which provide for the delayed delivery or receipt of the underlying, in the case physical settlement is required, or cash, when non-physical settlement is required, with the seller agreeing to make delivery at a specified future date, at a specified price or yield. Equity options are either negotiated over-the-counter or are standardized contracts executed on an exchange. An option contract provides the holder the right, but not the obligation, to purchase or sell an underlying financial instrument at a specified price within a specified period of time from/to the seller or writer of the option. As a writer of options, the Company receives a premium for bearing the risk of an unfavorable change in the price of the financial instrument underlying the option. When the Company purchases an option contract, it pays a premium for the right to buy or sell a financial instrument within a specified period of time or on a specific date.

Interest rate and equity swaps are transactions that generally involve the exchange of fixed and floating rate interest rate or equity obligations without the exchange of the underlying principal amounts. Risk arises from the potential inability of exchanges or counterparties to perform under

the terms of the contracts and from changes in securities' values and interest rates. The credit risk associated with futures contracts is limited due to the daily settlement of open contracts with the clearing corporation of the exchange on which the instrument is traded. The Company controls the risk by monitoring the market value of the contracted securities or financial instruments and reviewing the creditworthiness of counterparties.

The Company's exposure to credit risk associated with counterparty nonperformance is generally limited to the estimated fair value of the amounts reflected on the Company's consolidated statements of financial condition. The gross notional or contractual amounts of derivative contracts are used to express the volume of these transactions and do not represent the amounts potentially subject to market or credit risk. In addition, management believes the measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

At December 31, 2006, the fair value of derivative contracts consisted of the following:

	Assets	Liabilities
Equity options contracts	$ 840,201,631	$ 406,328,859
Interest rate swaps	3,787,245	-
Equity swaps	-	9,971,801
	$ 843,988,876	$ 416,300,660

Included in option contracts are listed equity options owned, at fair value, which are pledged to the clearing broker, of $41.2 million.

The Company receives collateral in connection with derivative transactions and other secured lending activities. These securities may be used to enter into securities lending or derivative transactions, or cover short positions. As of December 31, 2006, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge was $208.3 million, of which $121.3 million was sold or re-pledged.

In connection with its derivative activities, the Company pledges or receives collateral as required. Collateral received and pledged is recorded gross in the statement of financial condition in payable to counterparties and receivable from counterparties, respectively. At December 31, 2006, the Company received and pledged cash collateral of $52.7 million and $31.7 million, respectively.

In some instances the Company enters into written equity put options that meet the definition of a guarantee under FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34* ("FIN 45"). FIN 45 does not require disclosure about derivative contracts if such contracts may be settled in cash and the Company has no basis to conclude that it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. As of December 31, 2006 these derivatives represent a total notional amount of $197.7 million and a fair value of $15.2 million which is recorded in the derivatives contracts liability on the statement of financial condition.

5. Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased consist primarily of equity securities at fair value. The Company's agreement with its clearing broker permits the clearing broker to use the Company's securities owned as collateral for borrowings, for securities sold not yet purchased and related activity. Securities owned also include securities pledged as collateral for securities lending transactions where the counterparty has the right to sell or repledge the securities.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities on the statement of financial condition as of December 31, 2006 at fair value. However, these transactions may result in additional risk if the market price of the securities changes subsequent to December 31, 2006. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

6. Related-Party Transactions

In conjunction with a formal netting arrangement between the Company and members of the Group, the Company settles all receivables and payables including amounts related to current and deferred taxes with affiliates on a net basis. At December 31, 2006, included in due to affiliates, net, the Company recorded a payable to IXIS Financial Products Inc. ("IXIS FP") of $541.8 million and a receivable from IXIS NA of $1.4 million.

In its normal course of business, the Company executes securities borrowing and lending transactions with IXIS Securities North America, Inc. ("IXIS SNA"), an affiliated broker dealer. At December 31, 2006, the amounts outstanding under securities borrowed and securities loan transactions with IXIS SNA were $125.6 million and $41.0 million, respectively.

The Company received financial guarantees dated October 23, 2003 from CNCE and IXIS CIB whereby all of the Company's market obligations are fully guaranteed. Costs associated with such guarantees are borne by an affiliate.

The Company places short-term deposit funds with and receives over-night funding from IXIS FP. At December 31, 2006, the net outstanding balance totaled $163.7 million which is recorded as short term deposits on the statement of financial condition. The interest rate on short term deposits was 5.35% at December 31, 2006.

In April 2003, the Company and the Parent entered into a subordinated loan agreement in the amount of $120 million. The loan has a scheduled maturity date of May 15, 2009 and accrues interest at three-month LIBOR plus 25 basis points. At December 31, 2006, $0.9 million is included in due to affiliates, net, related to accrued interest payable on the subordinated loan.

7. Employee Benefit Plan and Employee Incentive Plan

The Company's employees participate in a 401(k) plan sponsored by IXIS NA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company matches 50% of employees' contributions up to the maximum amount permitted by the Internal Revenue Code with the matching portion vesting in equal amounts over a three-year period.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by IXIS NA. IXIS NA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

Certain employees of the Company participate in a Long Term Incentive Plan administered by IXIS NA. The plan provides for grants of units, the value of which is indexed to the consolidated three-year results of the Parent. The cost of the plan is accrued by the Company over the three year vesting period of the units.

8. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by IXIS NA. For federal, state and local tax purposes, the consolidated tax provision is allocated based on the tax that would have been determined on a separate-return basis. In accordance with a written tax allocation agreement between members of the Group, tax benefits are credited to each company to the extent benefits are utilized by other members of the consolidated group, regardless of whether such benefits could be realized on a stand alone basis.

At December 31, 2006, the Company had no deferred tax assets or liabilities recorded in the statement of financial condition.

9. Regulatory Requirements

The Company is a registered U.S. broker-dealer, which is subject to the SEC's Uniform Net Capital Rule, and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. Under this method, the Company's minimum net capital is $20.0 million under Rule 15c3-1. As of December 31, 2006, the Company had regulatory net capital, as defined, of $118.4 million, which exceeded the minimum net capital requirement, as defined, by $98.4 million.

The aforementioned subordinated loan qualifies as equity capital for regulatory purposes. The subordinated loan may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

10. SEC Rule 15c3-3

The Company has complied with the exemptive provisions of SEC Rule 15c3-3, under sub paragraph (k)(2)(i).

11. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The Company clears all of its securities and listed options transactions through a clearing broker. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right. During 2006, the Company made no payments to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with whom it conducts business.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To The Board of Directors
and Stockholder of IXIS Derivatives Inc.

In planning and performing our audit of the financial statements of IXIS Derivatives Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Determining compliance with the exemptive provisions of Rule 15c-3;
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2007

END